REPORT FILED BY ELIGIBLE INSTITUTIONAL INVESTOR
UNDER PART 4 OF NATIONAL INSTRUMENT 62-103

Re: SUTCLIFFE RESOURCES LTD. (the “Issuer”)

(a)	The name and address of the Eligible Institutional Investor:

Firebird Global Master Fund, Ltd. (the “Investor”)
c/o
Citco Fund Services (Cayman Islands) Limited
Corporate Centre
West Bay Road
P.O. Box 31106 SMB
Grand Cayman
Cayman Islands, British West Indies

(b)	The net increase or decrease in the number or principal amount of securities, and in the Investor’s securityholding percentage in the class of securities, since the last report filed by the Investor:

Between the end of December 2006 and the end of January 2007, the Investor, and its joint actors, acquired an additional 2,550,000 common shares in the share capital of the Issuer. The additional shares were acquired pursuant to the exercise of 2,550,000 subscription receipts to acquire the same number of common shares in the share capital of the Issuer. Out of the 2,550,000 common shares, 500,000 common shares were acquired by the Investor, 1,500,000 common shares were acquired by Firebird Avrora Fund, Ltd., 275,000 common shares were acquired by Firebird New Russia Fund, Ltd. and 275,000 common shares were acquired by Firebird Fund LP.

With these acquisitions and in light of the increase in outstanding common shares of the Issuer resulting from the exercise of all outstanding subscription receipts, the Investor’s and its joint actors’ securityholding percentage in the Issuer decreased by 4.28% since the last report.

(c)	The designation and number or principal amount of securities and the Investor’s securityholding percentage in the class of securities at the end of the month for which the report is made:

The Investor reports that the aggregate number of securities of the Issuer held by the Investor, and its joint actors, at the end January 2007 is 8,235,000 common shares and 500,000 warrants to acquire the same number of common shares in the share capital of the Issuer. Out of the 8,235,000 common shares and 500,000 warrants, 3,275,000 common shares and 300,000 warrants are held by the Investor, 3,010,000 common shares are held by Firebird Avrora Fund, Ltd., 1,275,000 common shares are held by Firebird New Russia Fund, Ltd., 400,000 common shares and 200,000 warrants are held by

Firebird Global Master Fund II, Ltd. and 275,000 common shares are held by Firebird Fund LP.

The 8,235,000 common shares held by the Investor, and its joint actors, represent approximately 11.42 % of the outstanding common shares of the Issuer.

In addition, assuming the exercise by the Investor, and its joint actors, of the above-mentioned warrants to acquire additional common shares of the Issuer, the Investor’s, and its joint actors’, total securityholding in the share capital of the Issuer would be 8,735,000 common shares representing approximately 12.03% of the outstanding common shares of the Issuer, including the common shares deemed to be acquired pursuant to the exercise of such warrants.

(d)	The designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph (c):

	(i)	over which the Investor, either alone or together with any joint actors, has ownership and control:

See item (c) above.

	(ii)	over which the Investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the Investor or any joint actor:

N/A

	(iii)	over which the Investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

N/A

(e)

The purpose of the Investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the Issuer:

The securities were acquired for passive financial investment purposes. The Investor, and its joint actors, may, from time to time, acquire additional securities of the Issuer, may continue to hold their present position or may dispose of their securities.

(f)

The general nature and material terms of any agreement, other than lending arrangements, with respect to securities of the Issuer entered into by the Investor, or any joint actor, and the Issuer or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to this report, including Agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Subscription Agreements for Common Shares entered into by each of the Investor, Firebird Avrora Fund, Ltd. Firebird New Russia Fund, Ltd. and Firebird Fund LP, (the “Agreements”) subscribing for 500,000, 1,500,000, 275,000 and 275,000 common shares in the share capital of the Issuer, respectively, at a price of $1.00 per common share.

Furthermore, the Investor and its joint actors, each executed an Acknowledgement pursuant to which they acknowledged that their subscription for common shares of the Issuer under the Agreements was deemed to be a subscription for subscription receipts under the same terms. Each subscription receipt entitles the holder to acquire one common share in the share capital of the Issuer.

(g)	The names of any joint actors:

Firebird Avrora Fund, Ltd.

Firebird New Russia Fund, Ltd.

Firebird Global Master Fund II, Ltd.

Firebird Fund LP

(h)	Description of any change in any material fact set out by the Investor in the previous report:

N/A

(i)	Statement:

The Investor is eligible to file this report under Part 4 of National Instrument 62-103 with respect to the Issuer.

DATED this 8th day of February, 2007.

FIREBIRD GLOBAL MASTER FUND, LTD.

Per:	(s) Harvey Sawikin
Name:	Harvey Sawikin
Title:	Director